[Letterhead of Cahill Gordon & Reindel LLP}

(212) 701-3491

November 2, 2009

Re:	Global Sources Ltd.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed June 26, 2009
File No. 000-30678

Dear Mr. Spirgel:

On behalf of and as counsel to Global Sources Ltd. (the “Company”) and as discussed by telephone earlier today with Robert S. Littlepage, Jr., we have requested an extension of time to reply to your letter dated October 29, 2009 to Mr. David Gillan of the Company, regarding the above-referenced report, until November 27, 2009.  Per my telephone conversation earlier today with Robert S. Littlepage, Jr., our request for an extension until November 27, 2009 was granted.

The Company appreciates the Staff’s consideration.  The Company continues to diligently prepare a response.

Please direct any questions or concerns regarding this request to the undersigned at the number indicated above.  Thank you for your attention.

Sincerely,

/s/ Stuart G. Downing
Stuart G. Downing

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

VIA FACSIMILE

cc:	Robert S. Littlepage Jr. Melissa Kindelan David Gillan Adrian Sims James J. Clark, Esq. Michael J. Ohler, Esq.